EXHIBIT 99.1



Telkom SA Limited
   (Registration Number 1991/005476/06)
   ISIN ZAE000044897
   JSE and NYSE Share Code TKG
   ("Telkom")

Vodacom Group surpasses 14 million customer mark

As at December 30, 2004, Vodacom Group recorded 14.4 million customers on its networks operated in South Africa and other African countries, a 7.1% increase in the three months since September 30, 2004. The Group's international operations comprised 2.4 million customers, or 16.7% of the total customer base.

Vodacom South Africa increased its customer base by a healthy 6.1% since September 30, 2004 to 12.0 million customers in an ever more competitive market. Vodacom South Africa's customer base comprise of 1.8 million contract customers and 10.2 million prepaid customers, increases of 6.9% and 5.9% since September 30, 2004 respectively. South African ARPU remained stable at R165 per month for the nine months to December 31, 2004. The ARPU was negatively impacted by the higher proportion of prepaid customers in the total base and higher churn, however, seasonal fluctuations in customer spending patterns over December and the lower proportion of inactive customers compensated for this decrease.

In addition to the surpassing of 12.0 million customers, the period saw two strategically important events, namely the signing of a strategic alliance with its 35% shareholder Vodafone and the launch of 3G. The strategic alliance with the world's largest cellular operator will provide access to Vodafone's global research and development, buying power, products, services and content, under a co branding arrangement, as well as benchmarking. In order to cater for the launch of 3G, approximately R400 million has been spent to roll out the initial 470 3G base stations in the major metropolitan areas.-

The implementation of the new disconnection rules for prepaid customers was completed by September 30, 2004, which has resulted in prepaid churn returning to expected levels.

Customers, ARPU, 3-month inactive statistics and churn as at and for the year-to-date December 31, 2004 compared with September 30, 2004 for Vodacom South Africa are as follows:

------------------------------------------------------------------------------------------------
Vodacom South Africa                        September 30, 2004     December 31, 2004    % change
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
Customers (thousands)                                   11,346                12,034         6.1
------------------------------------------------------------------------------------------------
    Contract                                             1,651                 1,765         6.9
------------------------------------------------------------------------------------------------
    Prepaid                                              9,671                10,245         5.9
------------------------------------------------------------------------------------------------
    Community services telephones                           24                    24           -
------------------------------------------------------------------------------------------------
ARPU (ZAR)                                                 165                   165           -
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
    Contract                                               637                   637           -
------------------------------------------------------------------------------------------------
    Prepaid                                                 79                    79           -
------------------------------------------------------------------------------------------------
    Community services telephones                        2,381                 2,378         0.1
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
3-month inactive customers as % of total                  19.7                  18.5     1.2 pts
customers
------------------------------------------------------------------------------------------------
   Contract                                                5.8                   5.6     0.2 pts
------------------------------------------------------------------------------------------------
   Prepaid                                                22.1                  20.8     1.3 pts
------------------------------------------------------------------------------------------------
Churn (%)                                                 20.0                  27.1   (7.1 pts)
------------------------------------------------------------------------------------------------
   Contract                                                8.6                   9.5   (0.9 pts)
------------------------------------------------------------------------------------------------
   Prepaid                                                21.9                  30.1   (8.2 pts)
------------------------------------------------------------------------------------------------

Vodacom's other African operations increased its total customer base by 12.8% since September 30, 2004 to 2.4 million customers. Strong customer growth was enjoyed in all Vodacom's other African operations most notably Tanzania who passed the psychological 1 million mark. The customer growth was however offset by weaker ARPU's as these declined in Rand terms in all of Vodacom's other African operations. The decline in ARPU's is not only due to Rand strength and local currency weaknesses but also as penetration in these markets increases. We continued to experience highly competitive operating conditions in all of these markets. Vodacom's other African operations' customers, year-to-date ARPU and churn as of December 31, 2004 compared to September 30, 2004 are as follows:


------------------------------------------------------------------------------------------------
Other African operations                   September 30, 2004     December 31, 2004     % change
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
Vodacom Tanzania
------------------------------------------------------------------------------------------------
Customers (thousands)                                     952                 1,074         12.8
------------------------------------------------------------------------------------------------
    Contract                                                5                     6         20.0
------------------------------------------------------------------------------------------------
    Prepaid                                               944                 1,065         12.8
------------------------------------------------------------------------------------------------
    Public phones                                           3                     3            -
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
ARPU (ZAR)                                                 91                    87        (4.4)
------------------------------------------------------------------------------------------------
   Churn (%)                                             26.1                  31.8    (5.7 pts)
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
Vodacom Congo
------------------------------------------------------------------------------------------------
   Customers (thousands)                                  903                   986          9.1
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
   Contract                                                10                    10            -
------------------------------------------------------------------------------------------------
   Prepaid                                                885                   966          9.2
------------------------------------------------------------------------------------------------
   Public phones                                            8                    10         25.0
------------------------------------------------------------------------------------------------
ARPU (ZAR)                                                111                   104        (6.3)
------------------------------------------------------------------------------------------------
Churn (%)                                                18.4                  20.7      2.3 pts
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
Vodacom Lesotho
------------------------------------------------------------------------------------------------
Customers (thousands)                                     122                   136         11.5
------------------------------------------------------------------------------------------------
   Contract                                                 4                     4            -
------------------------------------------------------------------------------------------------
   Prepaid                                                117                   131         12.0
------------------------------------------------------------------------------------------------
   Public phones                                            1                     1            -
------------------------------------------------------------------------------------------------
ARPU (ZAR)                                                 91                    89          2.2
------------------------------------------------------------------------------------------------
Churn (%)                                                14.0                  16.3    (2.3 pts)
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
Vodacom Mozambique
------------------------------------------------------------------------------------------------
Customers (thousands)                                     164                   218         32.9
------------------------------------------------------------------------------------------------
   Contract                                                 3                     3            -
------------------------------------------------------------------------------------------------
   Prepaid                                                161                   215         33.5
------------------------------------------------------------------------------------------------
ARPU (ZAR)                                                 63                    59        (6.3)
------------------------------------------------------------------------------------------------
Churn (%)                                                 2.7                   8.8    (6.1 pts)
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
Total other African customers                           2,141                 2,414         12.8
(thousands)
------------------------------------------------------------------------------------------------



Johannesburg
27 January 2005